ALBERTA COMPLIANCE SERVICES INC.

03003091

SEC MAIL PROCESSING RECEIVED JAN 07 2003 WASH. D.C. 155 SECTION

PROCESSED JAN 22 2003 THOMSON FINANCIAL

SUPPL

December 13, 2001

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the 9 months ended September 30, 2001
2. BCSC Form 51-901F

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

dlw 1/14

encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4931

SOLANA PETROLEUM CORP.

CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter Ended

September 30, 2001

82-4931

November 24, 2001

NOTICE TO READER

To the Shareholders of
Solana Petroleum Corp.

I have compiled the balance sheet of Solana Petroleum Corp, as at September 30, 2001, and the statement of income and changes in financial position for the nine month period then ended. The balances have not been audited, reviewed or otherwise verified for accuracy or completeness. Readers are cautioned that these statements may not be appropriate for their purposes.

82-4931

SOLANA PETROLEUM CORP
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2001
(Unaudited - See Notice to Reader)

	Sept 30 2001	Dec 31 2000
ASSETS		
Current assets		
Funds held in trust	$ 4,365	$ 4,365
Cash	92,541	36,463
Accounts receivable	8,450	5,898
	105,356	46,726
Other assets		
Petroleum and natural gas properties	-	-
Due from related corporations	-	-
Capital assets		
Office equipment	626	626
Computer	6,334	6,334
Less: Accumulated depreciation	(3,106)	(3,106)
	3,854	3,854
	$ 109,210	$ 50,580
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 78,275	$ 250,460
Funds for future California Syndicate AFE's	600,213	515,966
Share capital (Issued 17,205,900 shares)	5,979,068	5,677,068
Less: Share issue costs	(629,525)	(628,016)
	5,349,543	5,049,052
Deficit	(5,918,821)	(5,764,898)
	(569,278)	(715,846)
	$ 109,210	$ 50,580

SOLANA PETROLEUM CORP
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited - See Notice to Reader)

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2001	**2000**	**2001**	**2000**
REVENUE				
Interest income	$ 584	$ (1)	$ 1,254	$ 7,027
EXPENSE				
Accounting	200	350	19,200	7,010
Bank charges	93	54	370	406
Consultants	-	-	34,305	-
Foreign exchange	-	(237)	2,590	(5,443)
Insurance	-	3,373	2,559	3,373
Legal fees	-	-	4,741	6,087
Management fees	31,500	29,500	57,750	19,500
Meals and entertainment	382	25	511	386
Miscellaneous	-	66	-	1,324
Office	1,681	16	2,484	618
Postage and courier	-	-	18	308
Promotion and investor relations	2,886	7,290	9,643	60,845
Rent	3,251	4,430	11,038	11,480
Telephone	234	2,310	762	5,737
Travel	5,561	-	9,206	-
	45,788	47,177	155,177	111,631
INCOME (LOSS)	(45,204)	(47,178)	(153,923)	(104,604)
DEFICIT, BEGINNING OF PERIOD	(5,873,617)	300,577	(5,764,898)	358,003
DEFICIT, END OF PERIOD	$ (5,918,821)	$ 253,399	(5,918,821)	253,399
NET INCOME (LOSS) PER SHARE	(0.00)	(0.00)	(0.01)	(0.01)

SOLANA PETROLEUM CORP

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

(Unaudited - See Notice to Reader)

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2001	**2000**	**2001**	**2000**
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (45,205)	(47,178)	$ (153,923)	$ (104,604)
Changes in non-cash working capital items	(14,962)	(10,222)	(174,737)	(517,048)
	(60,167)	(57,400)	(328,660)	(621,652)
Investing activities				
Advances to related corporations	-	-	-	(1,201,451)
Purchase of petroleum and natural gas properties	-	27,853	-	10,033
	-	27,853	-	(1,191,418)
Financing activities				
Funds disbursed of California Syndicate	-	-	-	(1,036,351)
Commitment for future AFE's for Syndicate	-	-	84,247	600,215
Issue of share capital	-	-	302,000	-
Share issue costs	-	-	(1,509)	-
	-	-	384,738	(436,136)
Change in cash (Decrease)	(60,167)	(29,547)	56,078	(1,215,110)
Cash, beginning of period	157,073	64,872	40,828	1,250,435
Cash, end of period	$ 96,906	$ 35,325	$ 96,906	$ 35,325

82-4931

SOLANA PETROLEUM CORP
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2001
(Unaudited - See Notice to Reader)

1 Related party transactions

The company has entered into agreements whereby certain directors were paid $ 92,055 (2000 - $ 155,000) for consulting and management fees.

82-4931

FORM 51-901F

Quarterly Report

Incorporated as part of:	________	Schedule A
	X	Schedules B & C

ISSUER DETAILS

NAME OF ISSUER:	Solana Petroleum Corp.
ISSUER ADDRESS:	121 E. Birch Ave., Suite 503 Flagstaff, Arizona 86001 U.S.A.
ISSUER PHONE:	928-779-0166
ISSUER FAX:	928-779-0107
CONTACT PERSON:	Eric A. Gavin
CONTACT'S POSITION:	Administrative Manager
CONTACT'S PHONE NUMBER:	928-779-0166
FOR QUARTER ENDED:	September 30, 2001
DATE OF REPORT:	November 29, 2001
CONTACT E-MAIL ADDRESS:	solanapetroleum@aol.com
WEB SITE ADDRESS:	www.solanapetroleum.com

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J. Bruce Carruthers II	"J. Bruce Carruthers II"	November 29, 2001
NAME OF DIRECTOR		DATED
Jack A. Bolen	"Jack A. Bolen"	November 29, 2001
NAME OF DIRECTOR		DATED

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

The only expenses incurred during the period were related to General and Administrative costs, which include $31,500 in Management Fees.

2. Related Party Transactions

The company has entered into agreements whereby certain directors were paid $92,055 for consulting and management fees.

3.(a) Summary of Securities Issued During the Period

The company did not issue any securities during the period.

3.(b) Summary of Options Granted During the Period

The company did not grant any options during the period.

4.(a)(b) Summary of Securities as at the End of the Reporting Period

Authorized:	Unlimited Common Shares with no par value
	Unlimited First Preferred Shares
	Unlimited Second Preferred Shares
Issued:	17,205,900
Value of Common Shares:	$5,349,543

4.(c) Summary of Options Outstanding as at the End of the Reporting Period

Security	Number	Exercise Price	Expiry Date
Options	421,340	$0.50	October 22, 2003
Options	150,000	$0.17	September 22, 2005

4.(d) Shares in Escrow as at the End of the Reporting Period

1,200,000 common shares are held in escrow pursuant to an Escrow Agreement dated September 25, 1998.

5. List of Directors and Officers as at the End of the Reporting Period

J. Bruce Carruthers II	President, CEO, Director
William W. Root	CFO, Director
Keith R. Hewitt	Director
Jack A. Bolen	Director

82-4931

SCHEDULE C
MANAGEMENT DISCUSSION

Solana Petroleum Corp. was incorporated in 1998 to acquire and develop petroleum exploration opportunities. Since its inception, Solana participated in two oil exploration projects in Colombia, and two gas exploration projects in the United States. Exploration activities on all of these properties failed to provide the results necessary to develop such projects, and all working interests were subsequently relinquished by the company. Based on the advice of its auditors, the company elected to write off all petroleum assets as of year-end 2000. As of the date of this filing, the company does not have any petroleum assets on its Balance Sheet.

Inactive Issuer

On September 25, 2001 the Canadian Venture Exchange designated the company as an "Inactive Issuer" in accordance with Policy 2.6. The company is evaluating numerous petroleum opportunities to acquire an interest and raise the funds necessary to complete the work program obligations. When the company successfully completes an acquisition and fund raising for a new petroleum property, it will then apply to the Exchange to have the "Inactive Issuer" designation removed. It is hoped that the company can achieve these goals prior to the second quarter of 2002.

Corporate Strategy

The company believes that recent world events have greatly increased the desirability of investors to participate in North American and other Western Hemisphere petroleum projects. Based on this assessment, the company is aggressively pursuing various natural gas opportunities in Canada and the United States, as well as crude oil development opportunities in Colombia. As announced in a press release dated October 3, 2001, Dr. Keith S. Hewitt joined Solana's Board of Directors. Dr. Hewitt's extensive twelve-year Management experience in Colombia with Texaco Inc. and Emerald Energy Ltd. has enabled him to develop strong relations with Ecopetrol, the Colombian state oil company, as well as with numerous local petroleum services companies. Solana believes that Dr. Hewitt's experience will greatly enhance the company's ability to obtain, develop and successfully operate petroleum properties in Colombia, and elsewhere in the Western Hemisphere, in a timely and cost effective manner. Of particular note is the company's previous expenditures in Colombia, which will allow for sizeable tax-loss carryforwards against any future petroleum production obtained in Colombia.

Private Placement

The company previously announced a six million unit private placement ($0.10 per unit, includes one common share and ½ warrant, with one full warrant entitling the holder to purchase one common share of the company for $0.15 anytime within six months of the closing of the private placement. As of the date of this report, 3,083,155 units had been sold.

Investor Relations

Internal Investor Relations costs of $2,886 were incurred during the period.

Liquidity and Solvency

The company is currently able to meet its financial obligations as they arise.